FRANCIS V. DANE
Direct: (650) 802-7737
fdane@cic.com

June 30, 2006

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Room 4561
Washington DC 20549

Re: Communication Intelligence Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed March 31, 2006

Dear Ms. Collins:

This letter responds to your letter dated June 14, 2006. The Company has carefully considered the Staff’s comments and offers the following responses. Upon resolution of all of the Staff’s comments, the Company will amend the filing as appropriate.

10-KSB/A for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Operations, page F-3

Question

1.
We note that you sell products and services to your customers. Tell us how you considered the requirements of Rule 5-03 of Regulation S-X to disclose product and service revenues and their respective costs separately.

Response

The Company’s software products are disseminated to the customer through electronic means and, therefore, are properly classified as “revenues” under Rules 5-03, b, 1 and 5-03(e). Tangible copies of the software, which are provided through compact disks, are available and delivered to customers in limited numbers, constituting less than one percent of the respective total revenues and, in accordance with 5-03(b) may be combined in one heading.

The Company separates software revenue by eSignature and Natural input under the main caption heading “Revenues” on the face of the income statement. This is done to enable the reader to quickly identify the revenue generated by product market.

System integration should be classified as sales not revenues since the dollar amounts identified on the face of the income statement represent the sales of tangible property.

The cost of sales information follows the same convention as the description for the revenues and sales. Costs associated with revenues and sales are identified as such.

Revenue Recognition, Page F-12

Question

2.
We note that the Company’s software license agreements may include upgrades, enhancements and post contract support (pcs). With regards to your multiple elements arrangements, which include products and services please explain the following:

•
Tell us how you account for arrangements that include product and technical support services (PCS). For instance, tell us if the product licenses are term licenses or perpetual licenses and tell us your accounting treatment for each.

Response

Product licenses are perpetual. A customer may purchase a single user license or enterprise license that covers multiple users. Products are “off the shelf” and revenue is recognized when the product is electronically delivered (made available for download) to the customer.

•	Tell us your basis for deferring revenue for upgrades and enhancements. Also, tell us how you determined VSOE of fair value for the upgrades and enhancements.

Response

The Company offers annual maintenance contracts to all customers. These contracts cover customer support calls for installation problems and updates/enhancements to the product resulting from changes in third party software operating systems or individual customer application. The annual amount charged for the maintenance contracts, generally 10% to 15% of the invoice price, is deferred because the timing, frequency and significance of unspecified upgrades and enhancements can vary considerably, therefore income is recognized on a straight line bases over the life of the maintenance agreement.

Customers may choose not to purchase maintenance or renew the maintenance on the anniversary date. In those situations where the customer nonetheless continues to use the software, they are billed for customer support, when requested, on an hourly basis. The revenue for the customer support is recognized at the time the service is performed. Customers not covered under a maintenance agreement must purchase new products containing any added features resulting from updates to the product due to third party software changes, if desired.

•
You indicated that VSOE of the fair value of each element is determined by the price charged for the same element when sold separately or the price determined by management. Tell us how you determined VSOE of fair value for PCS.

Response

The Company determines VSOE of fair value for PCS based on the renewal rates that are stated in the contracts and or licensing agreements, or the amount that the company charges separately for PCS.

Note 6. Convertible Notes, page F-19

Question

3.
We note that you issued convertible notes and warrants in connection with financing in November 2004. Tell us how the Company considered whether the conversion right in the convertible debt represents an embedded derivative. That is any embedded derivative instrument must be analyzed under paragraphs 6 and 12 of SFAS 133. Also, tell us how the Company determined that the warrants and convertible debt met the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraph 12 to 32 of EITF 00-19 to determine whether the convertible debt and warrants should be classified in equity or as a liability. We refer you to Section II.B of our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for guidance. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

Response

Conversion feature

The conversion feature of the convertible debt meets the definition of an embedded derivative under paragraph 12 of FAS 133 before considering the potential scope exclusion in paragraph 11a in FAS 133. As the conversion feature is indexed to and potentially settleable in the company’s common stock, an analysis must be performed to determine whether the conversion feature would meet the scope exclusion in paragraph 11a of FAS 133 for instruments indexed to and potentially settleable in the company’s own stock that are classified as stockholders’ equity.

We performed this analysis by reference to EITF 00-19. The convertible debt is not “a conventional convertible debt instrument” in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer), as the convertible note allows for adjustments to the conversion rate due to certain events, such as if the company sells additional shares of common or preferred stock or any securities convertible or exercisable into common or preferred stock at a price per share less than the conversion price then in effect. The conversion feature must be analyzed under EITF 00-19, including paragraphs 12-32, for purposes of evaluating whether the conversion feature would be classified in stockholders' equity if freestanding.

The conversion feature is analyzed under paragraphs 12-32 of EITF 00-19 as discussed below.

•
Paragraphs 12 through 13. The conversion feature does not include any provision for a net cash settlement. The note would be settled in cash at maturity, such payment would relieve the debt but does not constitute an exchange for shares of the Company’s stock.

•
Paragraphs 14 through 18. The conversion feature does not require the Company to issue registered shares upon conversion of the note. However, the Registration Rights Agreement required that the company file a registration statement covering the shares within 30 days of the closing date and that liquidated damages could potentially be payable if the registration statement was not declared effective within 120 day of the closing. The number and price of the shares underlying the conversion feature was fixed at the inception of the contract. The Company reviewed the liquidated damages clauses in the Registration Rights Agreement, with reference to SFAS 5, and determined that it was highly unlikely and not probable, that the Company would incur liquidated damages. . However, in light of EITF 05-04, the Company effectively has accounted for the Registration Rights Agreement and the financial instrument under View C, since we would not have recorded a liability at the inception of the debt, or at subsequent reporting dates, or until the Registration Rights Agreement was declared effective or thereafter, as our assessment of the likelihood that the probably of actually paying the liquidated damages was zero.

•
Paragraph 19. The Company analyzes the availability of authorized and available shares for settlement of the conversion feature at each balance sheet date per paragraph 19. The analysis performed indicates that the authorized number of shares exceeds the number of potentially issuable shares upon conversion of the note at the inception of the convertible note and at each reporting date thereafter.

•
Paragraphs 20 through 24. The conversion feature allows for a fixed number of shares at a fixed conversion price subject to adjustments due to “Triggering Events”. All such triggering events are within the control of the Company. Upon reaching the maturity date of any unconverted notes, the remaining note balance is paid in cash and the Company is relieved from further obligation to deliver shares. As part of paragraphs 21 through 23, the Company analyzes the availability of authorized and available shares for settlement of the conversion feature at each balance sheet date in accordance with paragraph 19, excluding any additional shares that might be issuable due to triggering events occurring in the future, since such triggering events are within the control of the company. If and when a triggering event were to occur, the additional shares underlying the conversion feature would be considered under the paragraph 19 analysis at that time. The analysis performed indicates that the authorized number of shares exceeds the number of potentially issuable shares upon exercise of the conversion feature at the inception of the convertible note and at each reporting date thereafter.

•
Paragraph 29 through 31. The conversion feature does not give the holder any rights above that of a creditor in the case of bankruptcy nor does the conversion feature grant the holder a higher priority than the claims of a shareholder in the event of bankruptcy.

•	Paragraph 32. The conversion feature does not require posting of collateral at any point or for any reason to the holder.

Warrants

The analysis of whether the warrants should be classified as liabilities under the requirements in paragraphs 12-32 of EITF 00-19 is discussed below.

•	Paragraphs 12 through 13. The warrant agreements have no provision for net cash settlement at any time during the term of the contract.

•
Paragraphs 14 through 18. The warrant agreements do not require the Company to deliver registered shares upon exercise of the warrants. However, the Registration Rights Agreement required that the Company file a registration statement covering the shares underlying the warrants within 30 days of the closing date and that liquidated damages could potentially be payable if the registration statement was not declared effective within the 120 day of the closing. The number and price of the shares underlying the warrants was fixed at the inception of the contract. The Company reviewed the liquidated damages clauses in the Registration Rights Agreement, with reference to SFAS 5, and determined that it was highly unlikely and not probable, that the Company would incur liquidated damages. However, in light of EITF 05-04, the Company effectively has accounted for the Registration Rights Agreement and the financial instrument under View C, since we would not have recorded a liability at the inception of the debt, or at subsequent reporting dates, or until the Registration Rights Agreement was declared effective or thereafter, as our assessment of the likelihood that the probably of actually paying the liquidated damages was zero.

•
Paragraph 19. The Company analyzes the availability of authorized and available shares for settlement of the warrant contract at each balance sheet date per paragraph 19. The analysis performed indicates that the authorized number of shares exceeded the number of potentially issuable shares upon exercise of the warrants at the date of issuance of the warrants and at each reporting date thereafter.

•
Paragraphs 20 through 24. The warrant agreements are for a fixed number of shares at a fixed exercise price subject to adjustments due to “Triggering Events”. All such triggering events are within the control of the Company. Upon reaching the expiration date of the warrant agreements, the Company is relieved from further obligation to deliver shares. As part of paragraphs 21 through 23, the Company analyzes the availability of authorized and available shares for exercise of the warrants at each balance sheet date in accordance with paragraph 19, excluding any additional shares that might be issuable due to triggering events occurring in the future, since such triggering events are within the control of the company. If and when a triggering event were to occur, the additional shares underlying the warrants would be considered under the paragraph 19 analysis at that time. The analysis performed indicates that the authorized number of shares exceeded the number of potentially issuable shares upon exercise of the warrants at the inception of the warrant agreement and at each reporting date thereafter.

•
Paragraph 29 through 31. The warrant agreements do not give the holder any rights of a creditor in the case of bankruptcy nor do the convertible debt and warrant agreements grant the holder a higher priority than the claims of a shareholder in the event of bankruptcy.

•	Paragraph 32. The warrant agreements do not require posting of collateral at any point or for any reason to the holder.
Other

Question

4.
It appears that you have previously filed registration statements on Form S-8. Please revise your Form 10-K to include a consent from your independent accountants that incorporates by reference this Form 10-K into the previously filed registration statement on Form S-8 in November 6, 2000, if necessary.

Response

The Form 10-K will be amended in accordance with Staff’s comments.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial & Chief Legal Officer